UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

NETSCOUT SYSTEMS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

64115T 10 4

(CUSIP Number)

Alan K. Austin

Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 233-8120

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 23, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /   /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 64115T 10 4 Page 2 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Silver Lake Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) √

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,566,605 *

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,566,605*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,566,605*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 4.0%*

14.	Type of Reporting Person (See Instructions) PN

*See Item 5 below

CUSIP No. 64115T 10 4 Page 3 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Silver Lake Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) √

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 44,082*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 44,082*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,082*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.1%*

14.	Type of Reporting Person (See Instructions) PN

*See Item 5 below

CUSIP No. 64115T 10 4 Page 4 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Silver Lake Technology Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) √

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,610,687*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,610,687*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,610,687*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 4.1%*

14.	Type of Reporting Person (See Instructions) OO

*See Item 5 below

CUSIP No. 64115T 10 4 Page 5 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Silver Lake Group, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) √

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,610,687*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,610,687*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,610,687*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 4.1%*

14.	Type of Reporting Person (See Instructions) OO

*See Item 5 below

CUSIP No. 64115T 10 4 Page 6 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Silver Lake Technology Investors, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) √

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,756*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,756*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,756*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.0%*

14.	Type of Reporting Person (See Instructions) OO

*See Item 5 below

CUSIP No. 64115T 10 4 Page 7 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Silver Lake Technology Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) √

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,756*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,756*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,756*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.0%*

14.	Type of Reporting Person (See Instructions) OO

*See Item 5 below

CUSIP No. 64115T 10 4                                                                                                                  Page 8 of 16

This Amendment No. 1 (“Amendment No. 1”) amends the Statement on Schedule 13D (as amended, the “Schedule 13D”) initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 13, 2007, by the persons identified in Item 2 therein, relating to shares of common stock, par value $0.001 per share (“NetScout Common Stock”), of NetScout Systems, Inc., a Delaware corporation (“NetScout”).  Capitalized terms used herein and not defined have the meanings ascribed thereto in the Schedule 13D and Commission rules and regulations.  Except as indicated herein, the information set forth in the Schedule 13D remains unchanged.

Item 4. Purpose of Transaction

The following paragraphs shall be inserted before the penultimate paragraph of Item 4 of the Schedule 13D:

Mr. Hao has resigned from the board effective as of September 10, 2008, the date of NetScout's Annual Meeting of Shareholders.

Depending on NetScout’s financial condition, business, operations and prospects, the market price of NetScout’s common stock, conditions in securities markets generally, general economic and industry conditions and other factors, the SLP Entities may look to opportunistically sell from time to time additional shares of NetScout Common Stock, which may occur through sales in the open market, public offerings, privately negotiated transactions or any other type of transaction, including a derivative transaction.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety as follows.

The information contained on each of the cover pages of the Schedule 13D and the information set forth or incorporated by reference in Items 2, 3, 4 and 6 is hereby incorporated herein by reference.

(a) and (b).  The following disclosure assumes that there are 39,339,881shares of NetScout Common Stock issued and outstanding, as reported by NetScout in its quarterly report on Form 10-Q for the fiscal period ended September 30, 2008.  The SLP Entities may be deemed to be the beneficial owners of 1,616,443 shares of NetScout Common Stock, in the aggregate, which constitute approximately 4.1% of the issued and outstanding shares of NetScout Common Stock.

SLP directly owns 1,566,605 shares of NetScout Common Stock, which constitute approximately 4.0% of the issued and outstanding shares of NetScout Common Stock.  SLI directly owns 44,082 shares of NetScout Common Stock, which constitute approximately 0.1% of the issued and outstanding shares of NetScout Common Stock.  SLTI directly owns 5,756 shares of NetScout Common Stock, which constitute less than 0.1% of the issued and outstanding shares of NetScout Common Stock.  As described in Item 6 of the Schedule 13D, 169,691 of such shares of NetScout Common Stock owned by SLP, 4,775 of such shares of NetScout Common Stock owned by SLI and 623 of such shares of NetScout Common Stock owned by SLTI are currently held in an escrow account pursuant to the terms of the Merger Agreement and the Escrow Agreement (as defined in Item 6 of the Schedule 13D).

SLTA, as the general partner of SLP and SLI, may be deemed to beneficially own the shares of NetScout Common Stock that are directly owned by SLP and SLI.  SLG, as the managing member of SLTA, may be deemed to beneficially own the shares of NetScout Common Stock that are directly owned by SLP and SLI.  SLG has the sole power to direct the vote and direct the disposition of the shares of NetScout Common Stock that are directly owned by SLP and SLI.

SLTM, as the managing member of the manager of SLTI, may be deemed to beneficially own the shares of NetScout Common Stock that are directly owned by SLTI.  SLTM has the sole power to direct the vote and direct the disposition of the shares of NetScout Common Stock that are directly owned by SLTI.

CUSIP No. 64115T 10 4                                                                                                                  Page 9 of 16

The Reporting Persons disclaim beneficial ownership of any shares of NetScout Common Stock held by any other stockholders of NetScout party to the Stockholders Agreement.

References to and descriptions of the Merger Agreement, the Escrow Agreement and the Stockholders Agreement set forth above in this Item 5 are not intended to be complete and are qualified in their entirety by reference to the full text of each such agreement.

(c).  None of the Reporting Persons and, to the best knowledge of the Reporting Persons, without independent verification, none of the other persons identified in Item 2 hereof has effected any transaction during the past 60 days in any NetScout Common Stock except for the following open market sale transactions as set forth below:

Seller	Date of Transaction	Number of Shares	Sale Price per Share
SLP	January 20, 2009	2,141	$14.0475
SLI	January 20, 2009	60	$14.0475
SLTI	January 20, 2009	8	$14.0475
SLP	January 21, 2009	121,146	$13.6588
SLI	January 21, 2009	3,409	$13.6588
SLTI	January 21, 2009	445	$13.6588
SLP	January 22, 2009	234,829	$13.9388
SLI	January 22, 2009	6,608	$13.9388
SLTI	January 22, 2009	863	$13.9388
SLP	January 23, 2009	651,931	$14.2092
SLI	January 23, 2009	18,345	$14.2092
SLTI	January 23, 2009	2,395	$14.2092
SLP	January 26, 2009	154,008	$14.7523
SLI	January 26, 2009	4,334	$14.7523
SLTI	January 26, 2009	566	$14.7523

(d).  To the best knowledge of the SLP Entities, no person other than the SLP Entities has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the SLP Entities identified in this Item 5.

(e).  Each SLP Entity ceased to be the beneficial owner of more than 5% of the NetScout Common Stock on January 23, 2009.

CUSIP No. 64115T 10 4                                                                                                                  Page 10 of 16

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The following paragraph is added to the end of Item 6:

On December 21, 2007, NetScout redeemed all of the Notes at their principal amount plus accrued and unpaid interest. In connection with such redemption, the Company terminated (i) the Indenture, (ii) the Registration Rights Agreement, and (iii) the Security Agreement.  Immediately following the redemption, the Reporting Persons ceased to beneficially own any Notes.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:

January 26, 2009

SILVER LAKE PARTNERS, L.P.

By: Silver Lake Technology Associates, L.L.C.

its General Partner

By: Silver Lake Group, L.L.C.

its Managing Member

By: /s/ Alan K. Austin

Name:  Alan K. Austin

Title:  Managing Director and Executive Vice President

SILVER LAKE INVESTORS, L.P.

By: Silver Lake Technology Associates, L.L.C.

its General Partner

By: Silver Lake Group, L.L.C.

its Managing Member

By: /s/ Alan K. Austin

Name:  Alan K. Austin

Title:  Managing Director and Executive Vice President

SILVER LAKE TECHNOLOGY INVESTORS, L.L.C.

By:  Silver Lake Partners Management Company, L.L.C., its Manager

By: Silver Lake Technology Management, L.L.C.

its Managing Member

By: /s/ Alan K. Austin

Name:  Alan K. Austin

Title:  Managing Director and Executive Vice President

SILVER LAKE TECHNOLOGY ASSOCIATES, L.L.C.

By: Silver Lake Group, L.L.C.

its Managing Member

By: /s/ Alan K. Austin

Name:  Alan K. Austin

Title:  Managing Director and Executive Vice President

SILVER LAKE GROUP, L.L.C.

By: /s/ Alan K. Austin

Name:  Alan K. Austin

Title:  Managing Director and Executive Vice President

SILVER LAKE TECHNOLOGY MANAGEMENT, L.L.C.

By: /s/ Alan K. Austin

Name:  Alan K. Austin

Title:  Managing Director and Executive Vice President